Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 333-257912

RTPY-Aurora Media Filing – Benzinga SPACs Attack Podcast Interview Transcript 10.29.21

Chris Katje:

Yeah, must be the Bob rough hair today. But yeah, Mitch, I mean, let’s get started on the interview, and then we can have you join back up. So, if you [crosstalk 00:14:34] here.

Money Mitch:

That seems smart there. At least I think my audio for my computer will sound good. So, let’s first do this. I wanted to put on a video for us here. So, let’s do that. I’m going to share system audio here. Let’s check out a little bit about Aurora first so we can learn a little bit more about it, then we’ll take a deeper look and Chris will nail down this interview for us.

Jing Cai:

Speaking from my own experience. Aurora has the best team of engineers I’ve had the pleasure to work with. May of us have prior experience in self-driving and have shipped some of the most advanced automotive systems on the road today. We’ve also architected high performance consumer electronics and developed cutting edge robotic systems. All of that experience really shows with how we work and how we develop our technology. We’ve collectively created a holistic and integrated approach to building the Aurora driver. And that approach has allow us to build faster and smarter.

Jing Cai:

This ability to build faster and smarter is what will propel us toward meeting our goal of having autonomous trucks on the road by the end of 2023 with autonomous passenger vehicles following closely behind by the end of 2024. At Aurora, our hardware is purpose built to meet the complexities of self-driving. High precision self-driving software requires carefully crafted hardware to power, synchronize and ingest the data from dozens of high bandwidth sensors. This requires a deep understanding of the software architecture and its dependencies, and a close collaboration between experienced hardware designers and software engineers. We’ve built a deeply integrated hardware team that produces high performing custom-built products that are designed and tested in-house.

Rich Driscoll:

Aurora’s hardware includes a custom computer and sensor suite that’s common across all of our vehicle platforms. This includes trucks, light duty vans and passenger cars. With our hardware and software teams working closely together, we recently released an upgrade to our computer, which is powerful and elegant and has five times more processing power and additional redundancy for added safety. Using our first principal’s approach with our deep industry experience, the team leverages best in industry components that satisfy the Aurora driver needs so we can focus on those developments that add value to the Aurora driver. A great example of this is within our computer, with our proprietary time sensitive network switch or TSN for short. The TSN is the backbone of our computer and stitches together all the sensors and peripheral devices into one common hub. The TSN uses an advanced networking chip...

PART 1 OF 4 ENDS [00:17:04]

Rich Driscoll:

It’s one common hub. The TSM uses an advanced networking chip and a unique combination of high bandwidth automotive physical layers that efficiently move data between our sensors, computer, and vehicle. TSM providers duplicate data packets, redundant pathways, and synchronizes our sensors down the microsecond. Aurora’s hardware team is uniquely skilled at product development and our business model allows us to ...

Chris Katje:

All right, guys. You just saw in that video a very exciting company. We’ve got Aurora. So, joining us on SPACs attack today, we have Chris Urmson the CEO and co-founder of Aurora. That company going public via SPAC merger would reinvent technology partner Y ticker RTPY, Chris welcome to SPACs attack. How you doing today?

Chris Urmson:

Doing great. How about you?

Chris Katje:

Doing great. It’s always nice to meet a fellow Chris out there, so this will be a fun interview, right? Chris interviewing Chris.

Chris Urmson:

Works for me.

Chris Katje:

Awesome. Well we’ve got so much to talk about. This is a very exciting company. I think a lot of our viewers are familiar with this company out here. But before we dive in to Aurora, just wondering if you can give viewers a little bit of history about yourself and your experience in the self-driving space. I believe that you once worked for Google. So we’d love to hear more about your history.

Chris Urmson:

Yeah, sure. Thanks for asking. So, I’ve been working in this space since about 2003. Back then I was at Carnegie Mellon. I was part of the team, I was technical director for the team that competed in the DARPA urban and grand challenges. These were these robot races the Defense Department put together. So the first two years, we had giant Humvees racing across the desert. The third year we had a Chevy Tahoe driving around an air base. And so we ended up winning the urban challenge, which was the last of those events.

Chris Urmson:

Then in 2009, Google asked me to come out and kick off what was then a super secret project with the self-driving car program. I helped build that with an amazing group of people from the six of us who started it to when I left, we had 600 something people. And it’s now Waymo, off doing whatever Waymo’s out there doing. Then in 2016, I ended up leaving. Spent some time figuring out what to do next and realized there was an opportunity to build something special in the space and that’s what we’ve been doing with Aurora for the last almost five years now.

Chris Katje:

Awesome. Yeah. So turning to Aurora, one of the first questions we always like to ask her on SPACs attack, since we ask all things SPAC, de-SPAC, why the decision to bring Aurora public by a SPAC, and was a traditional IPO also considered by your company?

Chris Urmson:

Yeah. For us it was a 51 kind of 49 decision to go SPAC versus IPO. And for us, we wanted to make sure that when we entered the public markets, we did that with something that looked like a high quality IPO. So our first conversations were with the long term growth investors. So that would come into the pipe. And we used that as a process to figure out what’s the right market price, right? And so we engaged with T. Rowe Price and Baillie and Ensign and the capitals and came to a price that we felt was fair for the market.

Chris Urmson:

And then we went and looked at the numerous inbound SPACs we had that talked to us and looked at the list of what was available and cut that down to a handful that we went and met with. And then we ended up going with RTPY. We did that because we believed that we could align the long term incentives. That there’s some of these SPACs that are out there where it feels like it’s kind of a flip it and get rich kind of model. And what we wanted was a company where they understood this was a long term build. This is something trying to create if we execute well, it’s going to create an immense amount of shareholder value. So let’s set up for that. And so, that’s what we found with the model of venture capital scale that the Reinvent team has.

Chris Katje:

Perfect. Yeah. I mean you hit on two key points there that I wanted to dive into. So up for some of the investors, right? That’s something we always talk about here on the show. So you mentioned Baillie Gifford. We’ve got T. Rowe Price, Fidelity. And then Reinvent, of course, with Mark Pincus and Reid Hoffman. Then we also have investments from Amazon, Uber, Volvo, and others. Can you just talk a little bit about what this means in terms of validation for your company to have these big names involved with the long term story?

Chris Urmson:

Well, that was it, right? We wanted to help. We’re building a company to be here for the next century, right? And so, we wanted to make sure we had the right capital partners along the journey with us. So as I think about who are really good high quality long term tech growth investors and Baillie Gifford, if you look at their track record, it’s awesome, right? Ensign is awesome. T. Rowe, Fidelity, right? These are folks who they do the deep work, they’re able to commit the capital and hold it there for extended periods of time. So those are the kind of anchor tenants we want. But then you’re probably aware at the beginning of this year, we acquired Uber self-driving car business. And so that’s now part of Aurora.

Chris Urmson:

And Uber could’ve partnered, could’ve continued to invest in it, could’ve sold that business to anyone. And the fact that this is a team that had a tremendous technical understanding of the problem space as a real long term business need for this technology, and they bet on us, right? That was an incredibly fantastic validation for us. And then similarly if you look at our automotive partners, Toyota, Volvo trucks, and PACCAR which is the Peterbilt, DAF, and Kenworth brands of trucks, right? These are incredible companies, right? That again, could’ve partnered with anyone, could’ve invested in anyone, and they’ve chose to invest with us. The thing about PACCAR, this is a company that’s been profitable for 82 years, right? The management team there is incredibly capable, incredibly thoughtful. And they’re making a bet that Aurora is the company they want to work with in the AV space. So we’re proud of that, for sure.

Chris Katje:

Awesome. Yeah. And then the other big point in the investment side of things was a key point from the presentation talking about a four year lock-up for some of the investors. You mentioned the long term plan. That’s not something we see too often in SPAC deals, right? We usually see a six month lock-up, or maybe a 12 month lock-up. Talk to us about the four year, right? Why is that so important for the long term success of a company like Aurora?

Chris Urmson:

Yeah. We think about it as aligning incentives. So the way that this deal was structured was for our partners at Reinvent, there’s both a lock-up and vesting. So for them, the vesting is basically price based. So if the stock performs well, then they vest into their promote. And so they get a quarter of it I think on the deal closing, and this is in the S4, so please go refer to that document. But then another quarter of it at when we achieve $15 a share, another quarter at $17.50 and then another quarter at $20. So that means that if the stock performs, they’re going to get paid, which they should, right? If they’re creating value in the world and if it doesn’t, then they won’t.

Chris Urmson:

And then the investment is four year locked up, so even if we shoot to $20 and stay there tomorrow, then they’re locked up for four years where it rolls off at 25% per year. And again, this is trying to signal to the market, look this is not a short term flip it bet. This is a we’re going to grow and create value here. We did a similar thing for the majority of our significant investors including existing investors in Aurora, including myself or other founders. And many of the big folks in here. We’re locked up for the next four years as well. And we’re going to that’ll roll off basically 25% per year. And again, we want to make sure that there’s a number of really high quality SPACs and then there’s a number that maybe are less high quality and we wanted to signal look, we’re in this to go win and to play for the long term.

Chris Katje:

Definitely. Love that approach here. So let’s dive into the business, right? So Aurora, we’ve got self-driving autonomous driving, that’s terms that we hear a lot about. So, we have a $9.4 trillion global trucking market. So tell us about Aurora and how you will be addressing the trucking market moving forward.

Chris Urmson:

Yeah. So for us, freight is going to be the first market we enter. And we look at the US market where that’s about a $700 billion market today. The big challenges for that market, one it’s a massive driver shortage and we’re all hearing about the logistics challenges we’re facing in the US. There’s a variety of elements that contribute to that. But a big one is we just don’t have enough drivers. We’re 60,000 short today and we’re going to be 160,000 short by the end of the decade. What we can do with the Aurora driver is we can deliver a safe driving capability that works shoulder to shoulder with the people that are driving trucks. Can do so in a way that it’s not limited by the hours of service that a human driver is, so can operate this expensive asset much more. And you can get places quicker because instead of being limited to driving 10 hours, you can drive 20 hours. So you can cover twice as much ground.

Chris Urmson:

And then on top of that, because you don’t have to kind of trade off between the cost of human time versus fuel, we actually operate the trucks at 65 miles an hour, relative versus 75. And that change from 65 to 75 results in about a 25% savings in the amount of fuel you use. And that’s great for the environment of course, and it’s good for the bottom line. So that creates a lot of value for our partners. Our model is to deliver the Aurora driver as a service. So think about it as a software’s a service type business. So we don’t want to own trucks, we don’t want to go and compete with our customers. We want to actually go and focus on the thing we can do best which is delivering the driver and enabling our partners to grow and scale their businesses.

Chris Katje:

Yeah. Perfect. That was one of the things I mentioned in the headlines, right? We hear about software as a service a lot, right? The SaaS business model. Aurora will be using a driver as a service model. Can you just expand a little bit on that? What does that mean in terms of the financial outlook for Aurora using this business model?

Chris Urmson:

Yeah. So as we think about the model, if you’re a customer that is buying trucks, what you’ll do is you’ll go to a Peterbilt and say, “I’d like to buy a 579 with the Aurora driver on it.” You’ll buy the truck from Peterbilt and then you’ll pay Aurora an ongoing revenue stream. And we’ll, out of that, we’ll effectively cover some of the insurance, we’ll cover the offboard data services, the depreciation of the hardware, obviously ongoing development of the driver.

Chris Urmson:

They’ll get a driver enabled truck that goes out and builds their business. As we think about this model, as we kind of get in the outer years, rough justice we think that a truck will drive something like 270,000 miles a year, and we’ll generate something like 50 cents a mile of revenue in that range. And so that means we’re going to generate something like $135,000 per truck is our estimate today. And there’s a lot of trucks out there. And because we’re not owning that asset, we’re leaning into our partners who know how to operate those business effectively, this turns to really nice high margin revenue stream business for us, we expect.

Chris Katje:

Perfect. And then you mentioned a fleet being up first, or freight, excuse me. Freight being up first. But going forward, there’s also talks of the ride hail market, right? You have the Uber partnership and the investment. What does it look like going forward additional markets for Aurora in terms of self-driving beyond freight?

Chris Urmson:

For sure. So, we start with freight and then we anticipate entering the ride hailing market from there. And we’re going to be doing that a little bit differently. So instead of trying to build a replacement to Uber or a replacement to Lyft, we’re going to layer our vehicles in, or feather our vehicles into the Uber network. And this has a couple of really powerful properties. So first, we’ll be able to deliver a product that’s very similar to the truck driving product. One that’ll start just off the freeway. Imagine an airport, drives onto the freeway, takes you down the freeway, drops you off at your hotel or drops you off at the business district you’re traveling to, and then returns you. And it turns out that looks a lot like a truck leaving a terminal, getting onto the freeway, getting off the freeway, dropping off at a terminal.

Chris Urmson:

We’ll be able to do that because we don’t have to serve all of the trips in a market. If you’re trying to replace Uber and you want someone to actually use your app, you need to service all of the trips, otherwise people are like, no this is confusing. It’s too complicated. I have to think about which trip I want on which app. The other really interesting thing about this is most of the competitors in the space are really focused on the low speed driving capability. And it turns out if you look across Uber markets, a significant chunk of the trips actually require high speed driving. And so we’ll be kind of coming into that market from the high end.

Chris Urmson:

And then because of the special relationship we have with Uber, we have access to their data about the kind of how people move in a city. On a city block by city block kind of time of day, hour by hour kind of model. And this is really interesting because what it means is as we’ve got our first pregnant market, we can have a near perfect crystal ball that says if I add this capability, I’m going to unlock this many points of the available market.

Chris Urmson:

And so we can calculate and understand what the ROI will be on each feature in a way that companies would kind of kill for. And so that’ll allow us to build out that side of the business really efficiently. And as we add those features to the car, because it’s the same software that’s in the car that’s in the truck, as the car gets better, that’ll transfer back to the truck. And then the truck will be able to go more places and kind of get to more granular destinations. Going not just from terminal to terminal but perhaps depot to local store over time.

Chris Katje:

Awesome. You hit a little bit on the timeline there for freight. I know there’s a slide in the presentation that shows a map of the US, right? And it kind of talks about which areas will get added first. Can you just share with us a little bit the timeline for Aurora here. What key events should investors be looking forward to hearing more from Aurora on?

Chris Urmson:

Sure. So we’re looking to, we’re working to launch our product in freight in late ‘23. That’ll be in Texas as far as expectation. Why Texas? Because one, it’s the largest network, the largest kind of state for freight in the US. Second is the weather is good. And third, that the regulatory regime there is quite favorable. And frankly, in 45 of the 50 United States, if we had a truck we had confidence in the safety of, we could bring it to market today. But in Texas they’ve been very pro automated vehicle technology. So we’re excited for that. We then expect that to expand across the southern freight network, southern freight routes. And then ultimately build up into the broader United States.

Chris Katje:

Perfect. When we talk self-driving, a term that gets thrown out a lot is lidar, right? So Aurora has in-house lidar technology. Can you talk a little bit about lidar and why it’s important for Aurora to be doing this in-house rather than using a competitor out there?

Chris Urmson:

Yeah. So first, we’re not really in competition with the lidar companies. Our business is to bring self-driving technology to market. Do that safely, quickly, and broadly. And so if somebody has a lidar that is more capable that kind of meets our needs-

PART 2 OF 4 ENDS [00:34:04]

Chris Urmson:

Though if somebody has a Lidar that is more capable, that kind of meets our need, we’re going to be using that in a heartbeat. We’re not a Lidar company, we’re a self-driving technology company. That said, we just for the application that we’re trying to solve, we think we have a very differentiated strategic advantage here. So our Lidar, most Lidar works by sending this super bright pulse of light out into the world. It comes back and you kind of measure when you see something brighter, bright enough that you call that a measurement. The challenge with that is one, you can only get so bright before you start damaging people’s eyes. And so there’s a limit to how much power you can put out. And then the second is there’s a lot of other bright stuff out there. So the sun, halogen headlights, other Lidar. And so you get some noise from that. For Aurora’s Lidar, for its light, what’s neat about it is it uses a different measurement mode. It’s called frequency modulated continuous wave.

Chris Urmson:

And the way you can think about this is we send this wave out into the world, the wave comes back and then we interfere the outbound and inbound wave. And that allows us then to kind of basically look for the phase difference between the two. And that means that we can estimate the distance from that. What’s neat about this is that mixing of the outbound and inbound wave means that we get a 10 to 20 fold amplification. So that means we get more signal with the same amount of power, that means we can see further. And then because we’re looking for a very particular wave or frequency or wave form, we can basically discard all the stuff that doesn’t do that.

Chris Urmson:

So the sun isn’t oscillating in this particular way. And so we don’t get blinded by that. We don’t get blinded by halogen headlights. And finally, with this measurement technique, we can actually measure the Doppler shift. So this is the way that if a siren from an ambulance goes by and you kind of hear that change in pitch, you can tell which way it’s going. Well, we can see that in the light that we’re using to measure the world. And so that means we don’t just get where things are, but we get how fast they’re moving. And this means that we can rack more quickly, more safely and drive better because of it.

Chris Katje:

Love that. I mean definitely safety a big key here with self-driving. So always love. Those comments, I want to turn a little bit to partnerships. We’ve already hit on some of these so PACCAR, Volvo and Toyota. So those truck OEM partners collectively represent over 50% of the US market. And that’s two of the top three truck OEMs. So can you talk a little bit about what these partnerships mean? Is there any definitive agreements in terms of units or potential revenue down the road?

Chris Urmson:

Yeah so as we’ve built Aurora again, given our focus on building the self-driving technology and working in partnership, it’s been, let’s make sure we go partner with the best. And if you look at the set of partners we have, Toyota, world’s number one car manufacturer. Uber, world’s number one ride hailing platform. FedEx, largest carrier in the US by tractors and trailers. And then PACCAR and Volvo, which again like you said, two of the top three, something like 48% of the US truck market. So amazing partners. With each of them, they’re investing tens of millions of dollars, well with the OEM partners. They’re investing tens of millions of dollars to build vehicles that are compatible with the Aurora Driver that we’ll then be able to bring to market. And with each of them, it’s a relationship where we are helping to find the requirements for these vehicles, they’re generating or building the vehicles and then working on the engineering work behind them.

Chris Urmson:

What’s important to understand is that the Aurora Driver is basically platform agnostic so that it can work on things from light passenger vehicles all the way through big tractor trailers. And it has an interface that we define that allows them to talk to those vehicles. So we can work and we have, I think we’ve integrated eight different types of vehicles. But that doesn’t mean we get away without working with the OE, the manufacturer because they understand the vehicle, they have to make changes to the vehicles so that it can be compatible so that it can operate safely in the world. And so that’s really, it’s just exciting to see. And like I said, these are the companies that are investing tens of millions of dollars to make vehicles that work with us.

Chris Katje:

Yeah, definitely. I mean bring in some big names on the table here. I want to turn a little bit to competition. We’ve heard a lot about autonomous and self-driving and Aurora certainly isn’t the only company entering or that’s been active in that space. So what are some of the key competitive advantages? You already hit on some but just highlight some of the key competitive advantages for Aurora over some of the rivals out there.

Chris Urmson:

Yeah. And there’s just awesome companies out there. We’re excited. This is an important space and frankly it’s gigantic, gigantic space. And just to put it in kind of scale. In ‘95 when kind of Google started advertising, advertising was what? A $185 billion space. And Google and Facebook are like what? $3 trillion of market cap between them today, 25 years later. The existing market, which is, and I’m thinking of just ride hailing, local goods delivery and freight is five times bigger. It’s an 800 and something billion dollar market. And so the opportunity here is profound and we expect there to be a number of winners, a small number of winners. What do we see as advantages for Aurora? We see one, the experience our team has. So I’ve been doing this quite a while, helped found and build Waymo for many years. Sterling Anderson, our other co-founder launched model X in autopilot for Tesla. Drew Bagnell our third cofounder, one of the top handful of people in machine learning and robotics on the planet helped found Uber’s self-driving car business.

Chris Urmson:

So really deeply experienced co-founders that understand the space. And then we’ve put around us this incredible built, attracted this incredible group of people. Nat Beuse who leads safety for us for seven years was at Department of Transportation, held their AV portfolio at NHTSA. So understands how the regulators think about this. How do we engage with them? How do we help make sure that we’re behaving in a responsible way so we can deliver our product? Our CISO was Google CISO, so excited to have Garhard with us. Dave Maday who leads business development for us led corporate development for Mary Barra at General Motors. So really amazing cast of characters. And then we’ve got around 1600 people at the company today with that deep experience.

Chris Urmson:

So that experience means we’re focusing on the technologies that will actually scale as opposed to the technologies that kind of end up in demoware. And so that I think is an advantage. The partnerships we talked about, I just objectively, I can’t see a better set of partners to have if you’re working in this space. And I don’t think our competitors can match up there. When I think about the go to market path, the way we’ve architected the system intentionally, the path to enter with trucking and then follow with ride hailing and not seed either of those markets allows us to tap into kind of the $2 trillion space, which is mobility and transportation in the US and then ultimately more larger space globally.

Chris Urmson:

So I think that go to market strategy is one that’s difficult for some of our competitors to play in either because of technological limitations or because of business models. So if you’re a cruise doing cool things, but General Motors doesn’t make big tractor trailers. And so you’re just not going to play there. And so there’s just a whole chunk of the market. And so the fact that we’re an independent company means that we can go and kind of steer our destiny in a way that delivers on our mission and will create value for our shareholders.

Chris Katje:

Perfect. Chris, I want to ask about M&A opportunities. So you made the acquisition with Uber earlier. You talked about a lot of players in self-driving space. So is there room for consolidation within autonomous driving? Or is there some vertical that maybe Aurora would look at down the road for M&A opportunities?

Chris Urmson:

Yeah we’ve been really pretty fortunate with the M&A we’ve executed so far. And I think there’s a lot of intention behind it. So I think we’ve now made five acquisitions. So our first one was a small company called 70 Labs where we brought it in a great person who’s been at the heart of what we’ve been doing in simulation which is one of the really interesting and differentiated technologies we’re building here. We acquired Blackmore, which is the heart of analytics which is the heart of our FMCW Lidar, first light Lidar which again, I think is a huge differentiator for us. We of course acquired Uber’s business and in this space and amazing people, great technology, amazing partnership that came along with that, with Uber. We acquired a company called OURS Technology which was an integrated photonics company.

Chris Urmson:

So these are folks that basically take discrete optical components and put them in a chip much like you take discreet electronic components and put them in a chip. So that’s the path to scalability and reliability for what we’re doing with first light. And then actually just yesterday, we announced the acquisition of ColorSpace, which is a group of ex Pixar folks again to accelerate that. So yes, we think that that’s, we don’t have a monopoly on awesome people. So finding great people out there, bringing them in, aligning to our mission is something we’ll continue to do.

Chris Urmson:

We do expect consolidation to continue to happen in the space. It’s something that we knew was going to happen when we founded the company. Like any industry, you have a thousand flowers blooming. There’s a lot of great people making progress but most of them don’t get there. And so we want to be that place that people want to come and continue the mission. And it’s one of the advantages of becoming a public company is we’ll have a better currency to go and make those acquisitions and continue to build in the way we expect will be meaningful for us.

Chris Katje:

Perfect. Well Chris, before we let you go, got some questions from the chat here. It’s something we always like to do on SPACs Attack. Our loyal viewers, your potential investors out there. We just got a good one from longtime viewer Carl here asking how about other machines like farm equipment? Is there any interest and farm equipment, maybe construction and mining equipment down the road for self-driving from Aurora?

Chris Urmson:

Certainly an interesting space. In general, they’re much smaller markets than the car space and the trucking space or the live vehicle space and trucking space. It’s one of the things. So we have folks that used to work with John Deere on their automation. We have folks that used to work with Caterpillar. And today Caterpillar has haul trucks that drive themselves in mines. And I helped kick that program off with caterpillar back when I was at Carnegie Mellon and then a bunch of the folks that are now at Aurora, kind of carry that through to productization. So it’s an interesting space. It’s certainly a place where we could see long term some applications of what we’re doing, but we’re going to be focused on getting our core products to market. And then as we have success and thus have the permission to go and expand into other places, we’ll definitely go and do that.

Chris Katje:

We got a comment earlier and this is one I’ve heard about self-driving before. A comment here from [inaudible 00:45:42] Scrambler saying self-driving is great until the roads are bad in winter. You mentioned starting in Texas, a fair weather state there. What do you say to some of the naysayers out there who maybe don’t see self-driving ever working in states that have winter storms and other big weather patterns like that.

Chris Urmson:

Yeah. So I take responsibility for this meme. So I don’t know, 10 years ago, maybe eight years ago, I was doing an you and somebody said something about weather. And I said, look, this is a really hard problem. We’re going to focus on making it work in good weather first because it’s a lot of the US where it is and then we’ll get to bad weather. And the answer is, it’s just like any other product. You have a set of features or capabilities you’re going to deliver first because that unlocks value. And then you expand them. As we design the Aurora Driver, we’re designing the sensor suite to be able to operate through different environmental conditions. This is why we don’t just use cameras or just use radars or just use Lidar. We use the combination of them so that we have complimentary data and complimentary failure modes.

Chris Urmson:

Weather is work but it’s not that big a deal, particularly when you think about the opportunities for safety here. So I talk about say driving through fog. And a lot of people do what I call faith-based driving. So they look out the windshield, they don’t see a car. And so they’re comfortable driving 70 miles an hour. And that’s how you end up with a hundred car pile up on the freeway in Texas. And the way the Aurora Driver will handle that is it’ll understand I can only see so far thus I’m going to operate at a lower speed so that I actually can operate within my safety parameters. And so I think it ultimately ends up with a better, safer driver on the road.

Chris Katje:

Perfect. I think that’s going to do it for questions here. Chris, before I let you go, we have a merger vote coming up soon. Remind everyone the merger vote date and what that new ticker will be for Aurora.

Chris Urmson:

Yeah. So I think our vote is announced on Tuesday. Assuming that goes positively, we would have closed the deal on Wednesday and listing on Thursday. And the new ticker will be AUR. So we’re really excited about that. And excited to be out in the public markets and being able to create value for our shareholders. So thank you.

Chris Katje:

Awesome. Well, joining us on SPACs Attack guys, Chris Urmson, the CEO and Co-founder of Aurora company going public via SPAC merger reinvent technology partner Y. Current ticker, RTPY. But as you heard Chris just say, next week hopefully AUR the new ticker. Chris, thanks so much for taking time out of your busy schedule and joining us. We look forward to following the company’s progress

Chris Urmson:

For thanks for having me, Chris. That was fun.

Chris Katje:

Awesome. Well thanks again. And, guys out there, another exciting interview, autonomous driving, self-driving it’s a topic we talk about a lot within the vehicle space. And Mitch, I mean this is an exciting company and talk about some big investors, some big partners that they’ve brought along the way. You heard Chris say about competition. And I would agree with him. I don’t think there’s another self-driving company out there that can say that they have these bigger names for partners out there. So this is a big one. What do you think, Mitch? Oh, we got Bob Ross back in the house here.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“RTPY”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPY’s securities, (ii) the risk that the proposed transaction may not be completed by RTPY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPY, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among RTPY, Aurora and RTPY Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTPY, by the shareholders of RTPY, the satisfaction of the minimum cash condition following redemptions by RTPY’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against RTPY related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of RTPY’s securities on a national securities exchange, (x) the price of RTPY’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTPY plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPY’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPY’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, respectively, the registration statement on Form S-4 discussed below and other documents filed by RTPY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPY and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPY nor Aurora gives any assurance that either RTPY or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This press release and the Reddit AMA relates to a proposed transaction between RTPY and Aurora. Neither this press release nor the Reddit AMA is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPY has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a prospectus and proxy statement of RTPY, referred to as a proxy statement/prospectus. RTPY has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of September 30, 2021, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction between RTPY and Aurora. RTPY also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of RTPY are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPY through the website maintained by the SEC at www.sec.gov. The documents filed by RTPY with the SEC also may be obtained free of charge at RTPY’s website at https://y.reinventtechnologypartners.com or upon written request to c/o Reinvent Capital, 215 Park Avenue, Floor 11 New York, NY.